UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SPROTT INC.

(Name of Issuer)

COMMON SHARES, no par value

(Title of Class of Securities)

852066

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

Arthur Richard Rule IV previously filed an initial Schedule 13G in respect of the common shares, no par value per share (the “Common Shares”), of Sprott Inc. (the “Issuer”) on March 6, 2023 (the “Original Schedule 13G”). Due to clerical errors, the Original Schedule 13G omitted 2,500 Common Shares held directly by Mr. Rule, 3,003 Common Shares held directly by Mr. Rule’s spouse, 1,500 Common Shares held directly by the Lewis Family Trust, for which Mr. Rule exercised direction or control as of December 31, 2020, and 6,000 Common Shares held directly by the Young Marital Trust, for which Mr. Rule exercised direction or control as of December 31, 2020. The Original Schedule 13G also checked the 2(b) group member boxes in error. This Amendment No. 1 to the Original Schedule 13G is being filed solely to correct such errors by filing this Amendment No. 1 to the Original Schedule 13G and does not otherwise modify or update in any way disclosures made in the Original Schedule 13G.

CUSIP No. 852066

1	NAMES OF REPORTING PERSONS Arthur Richards Rule IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,050 (1)
	6	SHARED VOTING POWER 2,657,517 as of December 31, 2020; and 2,650,017 as of December 31, 2021 (2)
	7	SOLE DISPOSITIVE POWER 30,050 (1)
	8	SHARED DISPOSITIVE POWER 2,657,517 as of December 31, 2020; and 2,650,017 as of December 31, 2021 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,687,567 as of December 31, 2020; and 2,680,067 as of December 31, 2021 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5% as of December 31, 2020, and 10.4% as of December 31, 2021 (4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 29,916 Common Shares held directly by Arthur Richards Rule IV and (ii) an aggregate of 134 Common Shares held directly in Uniform Transfer to Minor Account(s) (“UTMAs”) for certain of Mr. Rule’s family members, of which Mr. Rule is custodian.

(2)

Consists of (i) 3,003 Common Shares held directly by Mr. Rule’s spouse, (ii) 2,647,014 Common Shares held directly by the RIBO Trust (formerly known as the Rule Family Trust udt 12/17/98), of which Mr. Rule and his spouse are co-trustees, (iii) 6,000 Common Shares held directly by the Young Marital Trust, for which Mr. Rule exercised direction or control as of December 31, 2020 and (iv) 1,500 Common Shares held directly by the Lewis Family Trust, for which Mr. Rule exercised direction or control as of December 31, 2020.

(3)	Represents shares described in 1 and 2 above.
(4)

Based on 25,564,224 Common Shares outstanding, as reported in the Issuer’s Annual Report filed on Form 40-F for the year ended December 31, 2020, filed February 26, 2021 (“2020 Annual Report”), Mr. Rule’s percentage ownership was 10.5%. Additionally, based on 25,766,025 Common Shares outstanding, as reported in the Issuer’s Annual report on Form 40-F for the year ended December 31, 2021, filed February 25, 2022 (“2021 Annual Report”), Mr. Rule’s percentage ownership was 10.4%.

CUSIP No. 852066

1	NAMES OF REPORTING PERSONS The RIBO Trust (formerly known as the Rule Family Trust udt 12/17/98)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 2,647,014 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 2,647,014 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,647,014 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3% as of December 31, 2020, and 10.3% as of December 31, 2021 (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Mr. Rule and his spouse are co-trustees of the RIBO Trust.
(2)

Based on 25,564,224 Common Shares outstanding, as reported in the Issuer’s 2020 Annual Report, the RIBO Trust’s percentage ownership was 10.3%. Additionally, based on 25,766,025 Common Shares outstanding, as reported in the Issuer’s 2021 Annual Report, the RIBO Trust’s percentage ownership was 10.3%.

Item 1(a). Name of Issuer:

Sprott Inc., an Ontario, Canada corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

200 Bay Street, Suite 2600
Royal Bank Plaza, South Tower
Toronto, Ontario
Canada, M5J 2J1

Item 2(a). Name of Person Filing:

This statement is filed by Arthur Richards Rule IV and the RIBO Trust (together the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the Reporting Persons is 5869 Section Avenue, Anacortes, Washington 98222

Item 2(c). Citizenship:

For Mr. Rule, United States of America
The RIBO Trust is a trust formed in the United States of America

Item 2(d). Title of Class of Securities:

Common Shares, no par value per share

Item 2(e). CUSIP Number:

852066

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(J), please specify the type of institution: ________________

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned as of December 31, 2020:
Arthur Richards Rule	2,687,567
The RIBO Trust	2,647,014
(b) Percent of class:
Arthur Richards Rule	10.5%
The RIBO Trust	10.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
Arthur Richards Rule	30,050
The RIBO Trust	0
(ii) Shared power to vote or to direct the vote
Arthur Richards Rule	2,657,517
The RIBO Trust	2,647,014
(iii) Sole power to dispose or to direct the disposition of
Arthur Richards Rule	30,050
The RIBO Trust	0
(iv) Shared power to dispose or to direct the disposition of
Arthur Richards Rule	2,657,517
The RIBO Trust	2,647,014

As of December 31, 2020, Mr. Rule beneficially owned 2,687,567 Common Shares, which consisted of (i) his direct ownership of 29,916 Common Shares, (ii) an aggregate of 134 Common Shares held in UTMAs for certain of Mr. Rule’s family members, of which Mr. Rule is custodian, (iii) 3,003 Common Shares held directly by Mr. Rule’s spouse, (iv) 2,647,014 Common Shares held directly by the RIBO Trust, of which Mr. Rule and his spouse are co-trustees, (v) 6,000 Common Shares held directly by the Young Marital Trust, for which Mr. Rule exercised direction or control as of December 31, 2020, and (vi) 1,500 Common Shares held directly by the Lewis Family Trust, for which Mr. Rule exercised direction or control as of December 31, 2020.

(a) Amount beneficially owned as of December 31, 2021:
Arthur Richards Rule	2,680,067
The RIBO Trust	2,647,014
(b) Percent of class:
Arthur Richards Rule	10.4%
The RIBO Trust	10.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
Arthur Richards Rule	30,050
The RIBO Trust	0
(ii) Shared power to vote or to direct the vote
Arthur Richards Rule	2,650,017
The RIBO Trust	2,647,014
(iii) Sole power to dispose or to direct the disposition of
Arthur Richards Rule	30,050
The RIBO Trust	0
(iv) Shared power to dispose or to direct the disposition of
Arthur Richards Rule	2,657,517
The RIBO Trust	2,647,014

As of December 31, 2021, Mr. Rule beneficially owned 2,680,067 Common Shares, which consisted of (i) his direct ownership of 29,916 Common Shares, (ii) an aggregate of 134 Common Shares held in UTMAs for certain of Mr. Rule’s family members, of which Mr. Rule is custodian, (iii) 3,003 Common Shares held directly by Mr. Rule’s spouse, and (iv) 2,647,014 Common Shares held directly by the RIBO Trust, of which Mr. Rule and his spouse are co-trustees.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As co-trustee of the RIBO Trust, Mr. Rule’s spouse, Bonnie McGaugh Rule has the power to direct the receipt of dividends from, or the proceeds from the sale of, shares held of record by the RIBO Trust. Mrs. Rule also has the power to direct the receipt of dividends from, or the proceeds from the sale of, her directly held shares. The trustees of each of the Lewis Family Trust and the Young Marital Trust, respectively, have the power to direct the receipt of dividends from, or the proceeds from the sale of, shares held of record by such trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARTHUR RICHARDS RULE IV

Date: February 12, 2024	/s/ Arthur Richards Rule IV
(Signature)

THE RIBO TRUST
(formerly known as the Rule Family Trust udt
12/17/98)

Date: February 12, 2024	/s/ Arthur Richards Rule IV
(Signature)
By: Arthur Richards Rule IV
Its: Co-Trustee